SSR Mining Inc.
(formerly Silver Standard Resources Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

1.	THIRD QUARTER 2017 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	OTHER PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SSR Mining Inc.
(formerly Silver Standard Resources Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., formerly Silver Standard Resources Inc., ("we", "us", "our" or "SSR Mining") for the three and nine months ended September 30, 2017, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to C$ refer to Canadian dollars. References to ARS are to Argentine pesos. This MD&A has been prepared as of November 7, 2017, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2016, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP and additional GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12 of this MD&A.

1.THIRD QUARTER 2017 HIGHLIGHTS

▪	Increased cash position: Quarter-end cash increased to $424.0 million, up $70.5 million over the previous quarter, marking this as the eighth consecutive quarter of increased cash.

▪	Solid operating cash flow: Cash generated by operating activities totaled $30.3 million for the quarter and $99.6 million year-to-date.

▪	Net Income: Attributable net income for the quarter was $1.1 million, or $0.01 per share, with adjusted net income totaling $4.4 million, or $0.04 per share.

▪
Delivered Seabee mine expansion plan: Seabee PEA evaluates sustained milling rate of 1,050 tonnes per day for a seven-year mine life with average 100,000 ounces of gold per year, a 29% increase from 2016 production, at lower cash costs over the period from 2018 to 2023.

▪
Strong operating performance at Seabee: Sustained daily throughput and recovery rates generated solid gold production, positioning Seabee to achieve previously improved annual production and cash costs guidance.

▪	Record quarterly material moved at Marigold: Mined over 20 million tonnes of material at $1.52 per tonne during the quarter with ore stacked increasing to over 7 million tonnes.

▪
Puna Operations exceeds expectations: The Pirquitas mill operated at a rate of approximately 5,000 tonnes per day, with higher than expected grades resulting in production of 1.5 million ounces of silver during the quarter and 5.0 million ounces year-to-date, surpassing the lower end of annual production guidance. The operation is on track to achieve annual cash costs guidance.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates" in section 16 of this MD&A.
We expect our total production to be within our previously improved annual production guidance as a result of strong results at the Seabee Gold Operation and Puna Operations, offset by lower production results at the Marigold mine. Production guidance at Marigold has been reduced by 10,000 ounces and is now expected to be between 195,000 and 205,000 ounces of gold. This change reflects third quarter gold production, lower pumping rates to the leach pads in the third and fourth quarters due to higher clay content, and the subsequent fourth quarter incident at Marigold mine. Within the current phase of the Mackay pit, more ore tonnes and gold ounces have been encountered, however, the majority of these incremental tonnes have been of a clay nature. Blending of these clay ores with rock ores is required as they are loaded on the leach pads to improve permeability and rate of recovery and this has been and will be an increased focus for the operation through the fourth quarter. While these incremental tonnes and gold ounces encountered are longer term positive, these operating impacts have reduced near term production. Mining of higher clay ore is expected through to the end of the first quarter of 2018.
Due to positive cost performance at all three operations throughout the year and enhanced production results at both the Seabee Gold Operation and Puna Operations, we expect our corporate cash cost per payable ounce sold to remain within the previously reduced guidance range.
As previously disclosed, the Marigold mine was shut down due to an incident on October 31, which resulted in the fatality of two of our employees. The Mine Safety and Health Administration (“MSHA”) is conducting an investigation. MSHA has now removed restrictions allowing the restart of operations. After management site reviews, open pit operations have resumed and are in sequential ramp up as crews return to the mine and complete incident and operational briefings. Mine operations were fully or partially suspended for six days and the mine is expected to resume full operations over the next several days.

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(3)
Gold Production	oz	195,000 - 205,000	75,000 - 85,000	—
Silver Production	Moz	—	—	5.0 - 6.0
Cash Costs per Payable Ounce Sold (1)	$/oz	640 - 670	575 - 625	12.50 - 14.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	20	11	—
Exploration Expenditures (2)	$M	5	5	—

(1) We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP and Additional GAAP Financial Measures” in section 12.
(2) Includes capitalized and expensed exploration expenditures.
(3) Shown on a 100% basis.

3.	BUSINESS OVERVIEW

Strategy

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75% owned Puna Operations in Jujuy, Argentina.

Corporate summary

Effective August 1, 2017, we changed our name to SSR Mining Inc. from Silver Standard Resources Inc. to better reflect our business focus as a precious metals producer.

On September 7, 2017, we reported positive results of a Preliminary Economic Assessment ("PEA") for the Seabee Gold Operation which provides a mine expansion scenario. The PEA contemplates near-term production growth, extends production to 2024, expands operating margins and improves processing plant performance while requiring low capital investment. We filed a technical report titled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” in support of the PEA, which is available on SEDAR at www.sedar.com and on our website. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In the third quarter of 2017, we sold 6.4 million common shares of Pretium Resources Inc. ("Pretium"), realizing pre-tax cash proceeds of C$67.5 million. Subsequent to the quarter end, we sold an additional 1.5 million Pretium shares, realizing pre-tax cash proceeds of C$17.8 million. We currently hold 9.04 million common shares, representing approximately 4.99% of Pretium.

Macro-economic environment

Our financial performance is impacted by gold and silver prices. Precious metals prices in the third quarter of 2017 continue to be volatile but overall the average gold price was higher by 2% and the average silver price was lower by 2% relative to the second quarter of 2017, with gold averaging $1,278 per ounce and silver averaging $16.84 per ounce. Gold and silver prices remained near these levels at the end of the quarter and closed at $1,285 per ounce and $16.82 per ounce, respectively, on September 30, 2017.

The principal factors impacting precious metals prices in the third quarter were the uncertainty of future movement of the U.S. interest rates and expectations of rising inflation. Additionally, there is uncertainty resulting from high geopolitical risk and trade protectionism.

During the third quarter of 2017, the Canadian dollar strengthened and remained stronger at the end of the quarter. During the third quarter, the Canadian dollar averaged approximately at 1.25 Canadian dollars per 1 U.S. dollar and also closed at 1.25 Canadian dollars per 1 U.S. dollar. Our exposure to the Canadian dollar is significant due to our Canadian Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2017 and 2018.

The Argentine peso ("ARS") weakened by 6% in the third quarter of 2017, closing at 17.57 ARS per 1 U.S. dollar. While a weaker currency is positive for our Argentine operating costs, we expect the inflation rate in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening ARS also has a materially positive impact on our outstanding moratorium liability which is denominated in ARS.

West Texas Intermediate oil prices in the third quarter of 2017 were consistent with the second quarter of 2017, averaging $48.16 per barrel, but closed the quarter higher by 12% at $51.67 per barrel. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2019.

Consolidated financial summary

Selected Financial Data (1)
	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
	$	$	$	$
Revenue	106,005	143,381	340,892	363,669
Income from mine operations	22,522	59,190	92,073	126,550
Operating income	10,393	50,248	81,395	89,099
Net income	1,821	38,042	54,616	52,825
Basic attributable income per share	0.01	0.32	0.45	0.54
Adjusted attributable income before tax (2)	4,252	45,168	42,738	83,996
Adjusted attributable net income (2)	4,387	37,214	37,212	69,405
Adjusted basic attributable income per share (2)	0.04	0.31	0.31	0.71
Cash generated by operating activities	30,292	53,066	99,550	96,554
Cash generated by (used in) investing activities	38,570	(10,581)	(5,861)	(19,222)
Cash generated by (used in) financing activities	1,774	2,599	2,659	(11,400)

Financial Position			September 30, 2017	December 31, 2016
Cash and cash equivalents			424,025	327,127
Marketable securities			109,721	148,944
Current assets (including cash and cash equivalents)			756,731	704,240
Current liabilities			72,654	144,306
Working capital (2)			684,077	559,934
Total assets			1,499,220	1,438,688

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
We report non-GAAP measures including adjusted attributable income before- and after-tax, adjusted basic attributable income per share attributable to our shareholders and working capital to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Quarterly financial summary

As a result of lower sales and lower average prices for both gold and silver, consolidated quarterly revenue decreased by 26% relative to the comparative quarter. We sold 18% less payable ounces of gold from the Marigold mine compared to the same quarter of 2016 as Marigold production declined as expected due to lower grades of the pit phases mined through the third quarter of 2017. Seabee Gold Operation production was impacted by forest fires in the third quarter of 2017 which caused intermittent power and mine operations interruptions. Despite this, sales were unchanged compared to the same quarter of 2016 due to selling down of inventories. Due to the planned lower production from processing stockpiles at Puna Operations, 30% less ounces of silver were sold relative to the comparative period in 2016.

Income from mine operations in the third quarter of 2017 generated a gross margin of 21%, lower than the 41% margin in the third quarter of 2016. This was due to higher cost of sales at Puna Operations where we are processing stockpiles, and due to higher unit costs at both the Marigold mine and the Seabee Gold Operation, as a result of lower grades and higher depreciation and depletion, respectively, in addition to lower realized prices per ounce of gold and silver sold. Net income for the third quarter of 2017 of $1.8 million was lower than the comparative quarter due to lower income from mine operations and higher general and administrative and exploration expenses.

Cash generated by operating activities decreased to $30.3 million compared to $53.1 million in the third quarter of 2016. Lower production at the Marigold mine and Puna Operations resulted in lower volumes of gold and silver sold at higher unit costs, which generated lower cash from operating activities. We generated $38.6 million from investing activities in the third quarter of 2017 compared to $10.6 million used in the third quarter of 2016, mainly due to the sale of common shares of Pretium. In the third quarter of 2017, our investment in property, plant and equipment was

$16.2 million, compared to $28.0 million in the comparative quarter of 2016. The $11.8 million reduction was principally due to $7.7 million lower capitalized stripping at Marigold and $3.2 million lower investment in plant and equipment, partially offset by $0.8 million lower investment in underground development at the Seabee Gold Operation.

Year-to-date financial summary

The 6% decrease in revenue compared to the nine months of 2016 was due to 39% lower ounces of silver sold, as a result of planned processing of lower grade stockpiles at Puna Operations, at comparable realized prices, partially offset by a 20% increase in gold ounces sold, although at 2% lower prices. The increase in gold ounces sold was largely due to sales from the Seabee Gold Operation, which we acquired in May 2016.

Income from mine operations in the nine months ended September 30, 2017, generated a gross margin of 27%, lower than the 35% margin in the nine months ended September 30, 2016, as lower precious metals prices, lower sales of silver, and higher cost of sales at the Marigold mine were only partially offset by lower cost of sales at Puna Operations and the addition of the Seabee Gold Operation. In the nine months ended September 30, 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales. Net income for the first nine months of 2017 was also positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its operating life extension following the formation of Puna Operations.

Cash generated by operating activities was $99.6 million, compared to $96.6 million in the nine months ended September 30, 2016. Higher volumes of gold sold, albeit at slightly higher unit costs, generated higher cash from operating activities before interest and taxes. In the nine months ended September 30, 2017, we paid $12.6 million of principal and interest under the terms of the tax moratorium system in Argentina into which we entered on March 31, 2017. We used $5.9 million in investing activities in the nine months ended September 30, 2017, compared to $19.2 million in the comparative period of 2016. This was mainly due to the proceeds of $54.2 million from disposal of a portion of our common shares of Pretium, which was offset by the Chinchillas project option exercise payment of $13.0 million in the current period compared to the receipt of $16.9 million of cash as part of the acquisition of the Seabee Gold Operation in the prior period. Investment in plant and equipment was lower by $6.4 million and we invested less in capitalized stripping at the Marigold mine by $5.3 million but more in underground development at the Seabee Gold Operation by $3.1 million in the year to date than in the comparative period of 2016. In the nine months ended September 30, 2016, we also repaid $17.6 million of bank loans.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016

Consolidated production and sales:
Gold produced (oz)	56,757	76,248	76,238	79,656	67,598
Silver produced ('000 oz)	1,541	1,947	1,520	2,210	3,047
Silver produced (attributable ) ('000 oz) (1)	1,156	1,777	1,520	2,210	3,047

Gold sold (oz)	60,616	75,335	74,939	78,537	69,189
Silver sold ('000 oz)	2,076	1,655	1,443	2,633	2,947
Silver sold (attributable) ('000 oz) (1)	1,557	1,473	1,443	2,633	2,947

Cash costs ($/oz) - payable gold from Marigold mine (2)	684	632	585	585	636
Cash costs ($/oz) - payable gold from Seabee Gold Operation (2,4)	634	592	574	595	661
Cash costs ($/oz) - payable silver from Puna Operations (2)	12.76	12.15	12.68	9.80	8.48

Gold equivalent production (oz) (3)	77,105	102,930	97,851	110,130	112,559

Realized gold price ($/oz) (2)	1,270	1,263	1,220	1,243	1,331
Realized silver price ($/oz) (2)	16.77	17.31	17.35	17.14	19.64

Consolidated costs:
Cash costs per payable equivalent gold ounce sold ($/oz) (2,3,4)	757	682	646	625	618
AISC per payable equivalent gold ounce sold ($/oz) (2,3,4)	1,024	889	977	845	940

Financial data ($000s)
Revenue	106,005	116,982	117,905	127,317	143,381
Income from mine operations	22,522	29,462	40,089	27,456	59,190

(1)	Figures for the second quarter of 2017 for attributable production and sales represent at Puna Operations 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)
Gold equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines. Puna Operations represented on 100% basis.

(4)
The non-GAAP financial measure of cash costs and AISC from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of the Seabee Gold Operation.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016
Total material mined (kt)	20,311	17,985	16,736	19,559	19,558
Waste removed (kt)	13,149	11,075	11,062	13,123	14,741
Total ore stacked (kt)	7,162	6,910	5,674	6,436	4,817
Strip ratio	1.8	1.6	1.9	2.0	3.1
Mining costs ($/t mined)	1.52	1.67	1.65	1.52	1.48
Gold stacked grade (g/t)	0.31	0.31	0.42	0.48	0.42
Processing costs ($/t processed)	0.89	0.82	0.89	0.80	0.95
Gold recovery (%)	72.0	73.0	74.0	75.0	71.0
General and admin costs ($/t processed)	0.40	0.42	0.52	0.46	0.56

Gold produced (oz)	38,699	55,558	55,215	59,945	47,456
Gold sold (oz)	38,818	57,426	52,528	61,308	47,278

Realized gold price ($/oz) (1)	1,270	1,265	1,214	1,247	1,330

Cash costs ($/oz) (1)	684	632	585	585	636
AISC ($/oz) (1)	979	833	799	835	1,139

Financial data ($000s)
Revenue	49,395	72,451	63,762	77,047	62,831
Income from mine operations	11,189	21,373	21,327	28,648	23,156
Capital expenditures	3,855	5,272	3,043	3,271	8,310
Capitalized stripping	6,056	4,350	6,745	10,171	13,787
Exploration expenditures (2)	1,130	1,538	1,024	1,276	1,145

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(2)	Includes capitalized and expensed exploration expenses.

Mine production

In the third quarter of 2017, the Marigold mine produced 38,699 ounces of gold, 30.3% less than the previous quarter due to lower grades of ore stacked as we began mining the upper benches of the current phase of the Mackay pit. Additionally, within these upper benches more clay ore was encountered than anticipated which negatively impacted the leaching cycle as the solution pumping rate was decreased to eliminate ponding in certain low permeability areas on the pads.

A quarterly record of 20.3 million tonnes of material was mined in the third quarter of 2017, 13% more than the second quarter of 2017, primarily due to planned shorter hauls for waste. Approximately 7.2 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.31 g/t. This compares to 6.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.31 g/t in the second quarter of 2017. The strip ratio was 1.8:1 for the quarter, a 13% increase compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include all costs of inventory, refining costs and royalties, of $684 per payable ounce of gold sold in the third quarter of 2017 was 8% higher than the previous quarter due to the higher cost per ounce placed on the leach pads as a result of continued lower grades mined. Total mining costs of $1.52 per tonne were 9% lower in the third quarter versus the second quarter due to more material mined as a result of shorter planned waste hauls and higher availability of loading equipment. Processing unit costs were 9% higher in the third quarter of 2017 than in the second quarter of 2017 due to increased reagent consumption as a result of increased barren solution flow and higher tonnes stacked. General and administrative unit costs were 5% lower in the third quarter of 2017 than in the second quarter due to the increase in tonnes stacked but were comparable on an absolute basis.

AISC of $979 per payable ounce of gold sold in the third quarter of 2017 increased from $833 in the second quarter of 2017 predominantly due to higher cash costs and higher capital expenditures, partially offset by lower exploration expenditures, over fewer ounces sold.

Mine sales

A total of 38,818 ounces of gold were sold at an average price of $1,270 per ounce during the third quarter of 2017, compared to 57,426 ounces of gold sold at comparable average price of $1,265 per ounce during the second quarter of 2017.

Exploration

Exploration activities continued with the objective of Mineral Reserve growth in proximity to, and within, existing open pits. During the third quarter of 2017, we completed 13,167 meters of drilling in 39 reverse circulation ("RC") holes at the Mackay Pit, East Basalt, Valmy, Red Dot and North Red Dot targets. Total RC drilling to the end of the third quarter amounts to 38,752 meters in 138 RC holes.

On September 5, 2017, we published exploration drill results for the period from April 1, 2017 to July 31, 2017. Since that period we have received further positive assay results that should contribute to Mineral Resource addition at Red Dot.

In the third quarter of 2017, we also received results that indicate a higher grade zone exists 200 meters west of our current Mineral Resource pit at Red Dot. Additional information regarding such drilling was published in our news release dated November 7, 2017.

Seabee Gold Operation, Canada

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016
Total ore milled (t)	84,315	84,469	72,394	84,526	82,756
Ore milled per day (t/day)	916	928	804	919	900
Gold mill feed grade (g/t)	7.03	7.97	9.22	7.40	7.40
Mining costs ($/t mined)	74	60	68	62	58
Processing costs ($/t processed)	22	20	23	19	19
Gold recovery (%)	97.2	97.3	97.7	97.0	96.5
General and admin costs ($/t processed)	53	50	59	44	37

Gold produced (oz)	18,058	20,690	21,023	19,711	20,142
Gold sold (oz)	21,798	17,909	22,411	17,229	21,911

Realized gold price ($/oz) (1)	1,269	1,257	1,233	1,230	1,334

Cash costs ($/oz) (1,3)	634	592	574	595	661
AISC ($/oz) (1,3)	775	831	990	833	841

Financial data ($000s)
Revenue	27,652	22,502	27,609	21,175	29,214
Income from mine operations	3,643	4,083	4,995	2,864	4,126
Capital expenditures	799	711	4,760	1,010	579
Capitalized development	1,314	2,165	2,514	2,432	2,141
Exploration expenditures (2)	1,253	1,566	1,953	829	1,206

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(2)	Includes capitalized and expensed exploration expenses.

(3)
The non-GAAP financial measures of cash costs per payable ounce of gold sold and AISC per payable ounce of gold sold from the Seabee Gold Operation were adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of the Seabee Gold Operation.

Mine production

In the third quarter of 2017, the Seabee Gold Operation produced 18,058 ounces of gold, a strong result considering several operating interruptions.

During the third quarter, 84,315 tonnes of ore were milled at an average gold grade of 7.03 g/t. This compares to a total of 84,469 tonnes of ore at an average grade of 7.97 g/t in the second quarter. The Santoy mine supplied 85% of ore milled, predominantly from long hole stopes. Underground mining activities at Santoy experienced operating interruptions during the third quarter as a result of forest-fire-related power outages and smoke ingress.

The mill achieved an average throughput of 916 tonnes per day during the quarter, 1.3% lower than the previous quarter due to a combination of scheduled crusher maintenance activities and forest-fire-related power outages.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $634 in the third quarter of 2017, higher than the $592 in the second quarter of 2017. Costs per tonne mined were $74 in the third quarter of 2017, 23% higher than in the previous quarter due to the stronger Canadian dollar and less operating costs capitalized to underground development. Processing and general and administration unit costs were higher by 10% and 6%, respectively, in the third quarter of 2017 compared to the second quarter of 2017, mainly due to the stronger Canadian dollar. The mill feed grade was 12% lower in the current quarter than in the preceding period with lower production resulting in higher cash costs in the period.

AISC per payable ounce of gold sold were $775 in the third quarter of 2017, lower than the $831 in the second quarter of 2017, primarily due to a higher volume of ounces sold in the third quarter of 2017, but also due to lower underground capital development. Exploration spending in the period decreased due to lower planned drilling through the warmer months of the year.

Mine sales

A total of 21,798 ounces of gold were sold at an average price of $1,269 per ounce during the third quarter of 2017, higher than gold production as bullion inventory accumulated in the previous quarter was sold in the third quarter. Gold sales were 22% higher than the 17,909 ounces of gold sold at an average price of $1,257 per ounce in the second quarter of 2017.

Exploration

Mineral Resource conversion remained the main exploration objective in the third quarter of 2017. During the period, we completed 13,218 meters of underground drilling and 2,592 meters of surface drilling. Underground drilling was active at the Santoy and Seabee mines with the majority of expenditures at Santoy. Additional information regarding such drilling results was published in our news release dated November 7, 2017.

Greenfields exploration at the Seabee Gold Operation included the completion of a soils grid in the area of the Santoy mine. The results show the down-ice dispersion of anomalous gold values associated with the Santoy shear zone. We have identified two additional anomalous areas for follow up.

At the Fisher property, where we have an option agreement with Eagle Plains Resources Ltd. to acquire up to an 80% interest on the adjacent 34,000 hectares south of the Santoy mine, we completed our field program of prospecting, mapping, a drone magnetic survey and geochemical surveying of soil and till. Prospecting results confirm two new gold showings 1.5 kilometers and 8.0 kilometers south of the Santoy mine. As previously reported, due to wildfire conditions in and around the Fisher project area, exploration activities were suspended in August 2017. Our first drill campaign is planned for the first quarter of 2018.

Puna Operations, Argentina (75% interest)
(Amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	September 30 2017	June 30 2017	March 31 2017	December 31 2016	September 30 2016
Ore milled (kt)	461	446	449	476	455
Silver mill feed grade (g/t)	153	185	145	194	264
Processing costs ($/t milled)	11.92	12.94	13.66	14.17	14.78
Silver recovery (%)	67.8	73.5	72.6	74.5	79.0
General and admin costs ($/t milled)	4.81	5.00	5.22	6.19	5.84

Silver produced ('000 oz)	1,541	1,947	1,520	2,210	3,047
Silver produced (attributable) ('000 oz) (1)	1,156	1,777	1,520	2,210	3,047
Silver sold ('000 oz)	2,076	1,655	1,443	2,633	2,947
Silver sold (attributable) ('000 oz) (1)	1,557	1,473	1,443	2,633	2,947

Realized silver price ($/oz) (2)	16.77	17.31	17.35	17.14	19.64

Cash costs ($/oz) (2)	12.76	12.15	12.68	9.80	8.48
AISC ($/oz) (2)	13.56	12.78	14.82	11.47	9.87

Financial Data ($000s)
Revenue	28,958	22,029	26,534	29,095	51,336
Income (loss) from mine operations	7,690	4,006	13,767	(4,056)	31,908
Capital expenditures	1,006	420	2,261	3,467	3,158
Exploration expenditures (3)	—	—	—	11	7

(1)
Attributable production and sales figures for the third quarter of 2017 are on 75% attributable basis. Attributable production and sales for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)	Does not include exploration or development of the Chinchillas project.

Mine production

During the first nine months of 2017, the operation produced a total of 5.0 million ounces of silver, surpassing the lower end of our 2017 production guidance as stockpile grades and metallurgical performance continued to exceed plan. In the third quarter of 2017, silver production from stockpiles totaled 1.5 million ounces. Attributable share of silver production in the third quarter was 1.2 million ounces.

Ore was milled at an average rate of 5,012 tonnes per day in the third quarter, similar to the previous quarter. Ore milled in the third quarter of 2017 contained an average silver grade of 153 g/t, 17% lower than the 185 g/t reported in the second quarter of 2017 as we continue to process lower grade stockpiles. The average silver recovery in the third quarter was 67.8%, lower than the previous quarter as expected due to planned lower silver mill feed grade.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include cost of inventory, treatment and refining costs and, if applicable, by-product credits, increased by 5% to $12.76 per payable ounce of silver sold in the third quarter of 2017 from $12.15 per payable ounce of silver sold in the second quarter of 2017, principally due to lower production resulting from lower silver grades of the stockpiled ore processed. In the third quarter of 2017, the stockpile inventory costs include approximately $5.20 per payable ounce of inventory costs that were previously incurred.

AISC of $13.56 per payable ounce of silver sold were 6% higher in the third quarter of 2017 than the $12.78 per payable ounce of silver sold in the second quarter of 2017 due to higher cash costs and higher sustaining capital expenditure per payable ounce of silver sold resulting from timing of maintenance activities.

Mine sales

We recognized sales of 2.1 million ounces of silver at an average price of $16.77 per ounce in the third quarter of 2017, higher than the 1.7 million ounces at an average price of $17.31 per ounce in the second quarter of 2017, as a result of sales of current period production and selling down inventory that accumulated during the previous quarter. Attributable sales were 1.6 million ounces of silver in the third quarter of 2017, marginally higher than the 1.5 million ounces in the previous quarter.

Chinchillas project, Argentina

Since the initiation of development activities in June 2017, project execution is well under way with purchase commitments made on critical long lead equipment including a geodesic stockpile cover, tailings and reclaim water pumps, piping, pre-fabricated electrical rooms and all mining and supporting mobile equipment.

Construction contracts have been issued for tender and, conditional upon receipts of permits, will be awarded in the fourth quarter of 2017. These contracts include concrete and earthworks and general electromechanical installation at Pirquitas, and infrastructure buildings at Chinchillas, including administration buildings, truck shop, diesel and explosives storage and distribution systems. The pre-stripping operations plan has been completed with detailed mine planning ongoing by the Puna Operations technical services team.

The project is awaiting environmental, operating and construction permit approvals, which are expected in the fourth quarter. Project planning and execution, based on such permit expectations, supports first ore feed to the Pirquitas mill in the second half of 2018.

5.	OTHER PROJECTS

SIB project, Canada

During the third quarter of 2017, we completed 9,336 meters of diamond drilling in 12 holes at the SIB exploration project located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of C$3.7 million.

The exploration target is precious metal enriched volcanogenic massive sulphides, and the SIB project boasts the only mineralization similar to Eskay Creek in the district. At the SIB project, previous work has defined a near surface zone of high grade gold-silver bearing massive sulphide mineralization. Our 2017 exploration program aims to identify extensions to this precious metal enriched massive sulphide zone. All the drillholes of the program encountered the targeted Salmon River formation geology over a strike length of at least 1,100 meters to a maximum depth of 700 meters below surface. Polymetallic vein sulphides over 10 meters and pyritic vein breccia has been intercepted in two holes in what are interpreted to be altered rocks footwall to the main targeted mafic to felsic volcanic contact. These zones of mineralization have returned weakly anomalous base and precious metal values. Analytical results are pending for seven of the twelve holes. Downhole geophysical surveys have been completed on all the drillholes.

Once all the assay results and geophysical interpretations have been received, we will review and determine our next steps for the project.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share and per ounce amounts:

	2017			2016				2015
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	106,005	116,982	117,905	127,317	143,381	118,775	101,513	90,592

Gold equivalent payable ounces sold	86,930	97,039	94,576	113,308	110,618	90,579	87,320	87,924

Realized gold price ($/oz) (1)	1,270	1,263	1,220	1,243	1,331	1,263	1,189	1,084
Realized silver price ($/oz) (1)	16.77	17.31	17.35	17.14	19.64	16.52	14.94	15.00

Income (loss) from mine operations (2)	22,522	29,462	40,089	27,456	59,190	44,062	23,298	(20,485)
Net income (loss) before tax	2,175	40,008	18,467	18,606	40,999	15,521	5,858	(60,353)
Net income(loss) after tax	1,821	37,747	15,047	12,132	38,042	12,482	2,300	(66,722)

Basic earnings (loss) per share attributable to our shareholders	0.01	0.31	0.13	0.10	0.32	0.13	0.03	(0.83)
Diluted earnings (loss) per share attributable to our shareholders	0.01	0.31	0.12	0.10	0.31	0.13	0.03	(0.83)

Cash and cash equivalents	424,025	353,530	340,585	327,127	277,544	232,619	217,634	211,862
Total assets	1,499,220	1,514,567	1,484,224	1,438,688	1,454,618	1,432,263	880,501	871,677
Working capital (1)	684,077	677,811	688,237	559,934	556,263	530,196	354,999	340,883
Non-current financial liabilities	229,810	226,500	223,258	220,054	216,977	213,955	210,994	208,085

(1)
We report the non-GAAP financial measure of working capital and realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of this measure, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of this MD&A and “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our MD&A for the years ended December 31, 2016 and 2015.

(2)
The income from mine operations for the quarter ended March 31, 2017, includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. Income from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and non-cash adjustments to supplies inventory and value added tax ("VAT") of $3.7 million related to the Pirquitas mine. Loss from mine operations for the quarter ended December 31, 2015, includes $23.6 million of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its net realizable value and severance provision.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have generally ranged between $1,200 and $1,300 per payable ounce since the second half of 2016, with the only notable positive divergence from that being in the third quarter of 2016; silver followed a similar trend albeit with greater volatility.

In the third quarter of 2017, lower income from mine operations was a result of lower volumes of metals sold, especially from Puna Operations, lower realized prices and higher unit costs at all three operations. In the first half of 2017 and the second half of 2016, higher income from mine operations was a result of higher volumes of gold sold due to our acquisition of the Seabee Gold Operation on May 31, 2016, improved metal prices and operating improvements at Puna Operations, as well as lower cost of sales per ounce at the Marigold mine and Puna Operations. Additionally, income from mine operations in the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina which resulted in a non-cash reduction to cost of sales of $4.3 million. Income (loss) from mine operations in the fourth quarter of 2016 and the fourth quarter of 2015 were affected by non-cash write-downs of inventory at the Pirquitas mine to its net realizable value. The income from mine operations in the fourth quarter of 2016 and in the fourth quarter of 2015 were also impacted by $5.7 million and $4.7 million, respectively, of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented.

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, heavily influenced by operating performance, metal prices, impairments and adjustments. Net income for the second quarter of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project. In the fourth quarter of 2015, we recorded non-cash impairment charges and inventory adjustments totaling $38.7 million, against the carrying value of the Pirquitas mine.

Three months ended September 30, 2017, compared to the three months ended September 30, 2016

Net income attributable to our shareholders for the three months ended September 30, 2017, was $1.1 million ($0.01 per share), compared to $38.0 million ($0.32 per share) in the same period of 2016. The following is a summary and discussion of the other significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the three months ended September 30, 2017, we recognized total revenues of $106.0 million, compared to $143.4 million recognized in the comparative period of 2016. This reduction was primarily due to lower sales from Puna Operations and the Marigold mine.

▪
At the Marigold mine, we recognized revenues of $49.4 million in the third quarter of 2017 from the sale of 38,797 payable ounces of gold at an average realized gold price of $1,270 per ounce. In the third quarter of 2016, revenues were $62.8 million from the sale of 47,100 payable ounces of gold at an average realized gold price of $1,330 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $27.7 million in the third quarter of 2017 from the sale of 21,787 payable ounces of gold, at an average realized gold price of $1,269 per ounce. In the third quarter of 2016, revenues were $29.2 million from the sale of 21,900 payable ounces of gold at an average realized gold price of $1,334 per ounce.

▪
At Puna Operations, we recognized revenues of $29.0 million in the third quarter of 2017, lower than the $51.3 million in the same period in 2016. Sales volumes were lower as mining at the San Miguel open pit ceased in January 2017 and we are currently processing lower grade stockpiled ore. We sold 2.0 million payable ounces of silver in the third quarter of 2017, significantly lower than the 2.8 million payable ounces sold in the comparative period. In addition to lower sales, realized silver prices were also significantly lower in the third quarter of 2017, which averaged $16.77 per ounce, excluding the impact of period-end price adjustments, compared to $19.64 per ounce in the same period in 2016. We also had a negative mark-to-market impact of $1.3 million in the third quarter of 2017, compared to a positive $0.7 million in the third quarter of 2016. At September 30, 2017, sales contracts containing 1.5 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the third quarter of 2017 was $83.5 million, comparable to the $84.2 million in the third quarter of 2016.

▪
At the Marigold mine, cost of sales in the third quarter of 2017 was $38.2 million, generating income from mine operations of $11.2 million, equal to a gross margin of 22.7%. This compares to cost of sales of $39.7 million in the third quarter of 2016, generating income from mine operations of $23.2 million and a gross margin of 36.9%. The lower margin is due to higher unit cost of inventory, higher depreciation and depletion per gold ounce sold and the lower realized price of gold in the current period.

▪
At the Seabee Gold Operation, cost of sales in the third quarter of 2017 was $24.0 million, generating income from operations of $3.6 million, equal to a gross margin of 13.0%, only slightly lower than in the third quarter of 2016. In the comparative period of 2016, cost of sales was $25.1 million, generating income from operations of $4.1 million, equal to a gross margin of 14.0%. High depletion of the mineral interest acquired impacted the gross margin in both periods.

▪
At Puna Operations, cost of sales in the third quarter of 2017 was $21.3 million, generating income from mine operations of $7.7 million, equal to a gross margin of 26.6%. This compared to cost of sales of $19.4 million in the third quarter of 2016, generating income from mine operations of $31.9 million and a gross margin of 62.2%. The high margin in the comparable quarter was mainly due to significantly higher mark-to-market adjustments to revenue, higher realized prices and lower unit cost of inventory than in the current quarter.

Other operating costs

General and administrative expenses in the three months ended September 30, 2017, of $7.0 million were higher than the $4.1 million recorded in the three months ended September 30, 2016. This was partially due to cash-settled share-based compensation expense which was $2.4 million in the third quarter of 2017 compared to $0.9 million in the three months ended September 30, 2016, due to stronger relative and absolute share price performance. Additionally, salaries, benefits and other head office costs were higher in the current quarter due to stronger Canadian dollar than in the comparative period.

Exploration and evaluation costs of $5.1 million for the three months ended September 30, 2017, were higher than the $4.3 million for the three months ended September 30, 2016. Expenditures in the third quarter of 2017 included greenfield exploration work performed at the Fisher and the SIB projects. In the third quarter of 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

Non-operating items

During the third quarter of 2017, we recorded interest expense and other finance costs of $9.4 million compared to $6.5 million recorded in the third quarter of 2016. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes (the “Notes”) and in the third quarter of 2017, we also incurred interest expense of $2.7 million as part of the export duty moratorium settlement with the Argentine government.

We recorded a foreign exchange gain for the three months ended September 30, 2017, of $0.1 million compared with a loss of $3.2 million in the three months ended September 30, 2016. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and Canadian dollars. During the third quarter of 2017, this gain resulted mainly from a weaker ARS, in which our moratorium liability is denominated, partially offset by the decreasing VAT receivable as we continue with its collection. The Canadian dollar strengthened against the

U.S. dollar and remained at a similar level for most of the quarter. In the third quarter of 2016, the loss resulted from the devaluation of the ARS impacting our VAT receivable.

Taxation

For the three months ended September 30, 2017, we recorded an income tax expense of $0.4 million compared to $3.0 million in the three months ended September 30, 2016. The total income tax expense in the quarter consists of a current tax recovery of $0.2 million and a deferred tax expense of $0.6 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada.

The tax expense of $3.0 million for the three months ended September 30, 2016, consists of a current tax expense of $4.4 million and a deferred tax recovery of $1.4 million, which was the result of profitable operations at the Marigold mine, and concentrate and gold sales activities in Canada.

Other comprehensive income

During the third quarter of 2017, we recognized a loss, net of tax of $9.5 million on marketable securities, compared to a loss of $13.1 million in the second quarter of 2016, primarily driven by valuation movements in our investment in Pretium.

Nine months ended September 30, 2017, compared to the nine months ended September 30, 2016

Net income attributable to our shareholders for the nine months ended September 30, 2017, was $53.4 million ($0.45 per share), compared to $52.8 million ($0.54 per share) in the same period of 2016. In the nine months ended September 30, 2017, we recognized a non-cash adjustment to cost of sales due to the resolution of the export duty claim in Argentina of $4.3 million and an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project. In the nine months ended September 30, 2016, we recognized business acquisition costs of $4.5 million as a result of our acquisition of the Seabee Gold Operation. The following is a summary and discussion of the other significant components of income and expenses recorded during the current nine-month period compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the nine months ended September 30, 2017, we recognized total revenues of $340.9 million, compared to $363.7 million recognized in the comparative period of 2016, with the decrease due to the lower sales from Puna Operations, which was partially offset by higher sales from the Marigold mine, and the Seabee Gold Operation, which we acquired on May 31, 2016. We also realized lower gold and silver prices in the nine months ended September 30, 2017 than in the comparative period.

▪
At the Marigold mine, we recognized revenues of $185.6 million in the nine months ended September 30, 2017, from the sale of 148,695 payable ounces of gold at an average realized gold price of $1,248 per ounce. In the nine months ended September 30, 2016, revenues were $179.8 million from the sale of 142,700 payable ounces of gold at an average realized gold price of $1,258 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $77.8 million in the nine months ended September 30, 2017, from the sale of 62,087 payable ounces of gold, at an average realized gold price of $1,253 per ounce. In the comparative period, when we owned the operation only for four months, we recognized revenues of $43.7 million from the sale of 33,200 payable ounces of gold at an average realized gold price of $1,315 per ounce.

▪
At Puna Operations, we recognized revenues of $77.5 million in the nine months ended September 30, 2017, lower than the $140.2 million in the same period in 2016. Sales volumes were lower as the Pirquitas mine ceased to operate in January 2017 and we are currently processing lower grade stockpiled ore. We sold 5.0 million payable ounces of silver in the nine months ended September 30, 2017, significantly lower than the 8.4 million payable ounces sold in the comparative period. Realized silver prices in the nine months ended September 30, 2017, which averaged $17.12 per ounce, excluding the impact of period-end price adjustments, were comparable to the $17.02 per payable ounce in the same period in 2016. In addition, we had a significantly lower positive mark-to-market impact on sales of $0.9 million in the nine months ended September 30, 2017, compared to $10.8 million in the same period of 2016. At September 30, 2017, sales contracts containing 1.5 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the nine months ended September 30, 2017, was $248.8 million, compared to $237.1 million in the nine months ended September 30, 2016. Consolidated cost of sales was higher in the current period due to the addition of the Seabee Gold Operation, higher volumes of gold sold from the Marigold mine, which was partially offset by a significant reduction in sales from Puna Operations as a result of lower production and the impact of the export duty resolution in Argentina.

▪
At the Marigold mine, cost of sales in the nine months ended September 30, 2017, was $131.7 million, generating income from mine operations of $53.9 million, equal to a gross margin of 29.0%. This is comparable to cost of sales in the nine months ended September 30, 2016, of $127.7 million, generating income from mine operations of $52.0 million, equal to a gross margin of 28.9%.

▪
At the Seabee Gold Operation, cost of sales in the nine months ended September 30, 2017, was $65.0 million, generating income from operations of $12.7 million, equal to a gross margin of 16.3%. In the comparative period, when we owned the operation from May 31, 2016, cost of sales was $38.3 million, generating income from operations of $5.3 million, equal to a gross margin of 12.1%. The lower margin in 2016 is due to the cost per ounce of gold being impacted by a significant one-time increase of bullion and other inventories to fair value upon our acquisition of the operation. High depletion of the mineral interest acquired impacted the gross margin in both periods.

▪
At Puna Operations, cost of sales in the nine months ended September 30, 2017, was $52.1 million, generating income from mine operations of $25.5 million, equal to a gross margin of 32.9%. The cost of sales in the nine months ended September 30, 2017, was positively impacted by a non-cash impact of $4.3 million of export duties following the resolution of the export duty claim in Argentina. Excluding the effect of this non-cash impact, the gross margin was 27.0%. Cost of sales in the nine months ended September 30, 2016, was $71.1 million, generating income from mine operations of $69.2 million, equal to a gross margin of 49.4%. The lower margin in the current period was mainly due to higher unit cost of inventory and a lower positive mark-to-market adjustments to revenue by $9.9 million, whereas the realized silver prices in each period were comparable.

Other operating costs

General and administrative expenses in the nine months ended September 30, 2017, of $18.2 million were lower than the $20.7 million recorded in the nine months ended September 30, 2016. This was due to cash-settled share-based compensation expense of $6.2 million in the nine months ended September 30, 2017, compared to an expense of $10.2 million in the same period of 2016, due to weaker relative and absolute share price performance. Additionally, salaries, benefits and other head office costs were higher in the current period due to stronger Canadian dollar than in the comparative period.

Exploration and evaluation costs of $16.8 million for the nine months ended September 30, 2017, were higher than the $12.2 million for the nine months ended September 30, 2016. Expenditures in the current period related to greenfield exploration work performed at the Fisher and the SIB projects and exploration at the Marigold mine. In addition to such expenditures, there was a non-cash charge of $3.5 million due to the re-measurement of the reclamation liability at Puna Operations. In the same period of 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

Non-operating items

During the nine months ended September 30, 2017, we recorded interest expense and other finance costs of $25.7 million compared to $19.6 million recorded in the nine months ended September 30, 2016. In each period, the interest expense is mainly attributable to the Notes. In the nine months ended September 30, 2017, we also incurred interest expense of $5.7 million as part of the export duty moratorium settlement in Argentina.

We recorded a foreign exchange gain for the nine months ended September 30, 2017, of $3.8 million compared with a loss of $6.5 million in the nine months ended September 30, 2016. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and Canadian dollars. This gain in the current period resulted mainly from a weakening ARS, in which our moratorium liability is denominated, partially offset by the decreasing VAT receivable as we continue with its collection. The Canadian dollar strengthened against the U.S. dollar towards the end of the second quarter of 2017 and remained at that level until the end of the period. In the comparative period of 2016, the loss resulted mainly from the devaluation of the ARS.

Taxation

For the nine months ended September 30, 2017, we recorded an income tax expense of $6.0 million compared to $9.6 million in the nine months ended September 30, 2016. The total income tax expense in the quarter consists of a current tax expense of $5.4 million and a deferred tax expense of $0.6 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and concentrates and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada, future income tax rate decrease at the Seabee Gold Operation and losses from the disposition of subsidiaries.

The tax expense of $9.6 million for the nine months ended September 30, 2016, consisted of current tax expense of $10.8 million and a deferred tax recovery of $1.2 million, which was the result of profitable operations at the Marigold mine, and concentrate and gold sales activities in Canada.

Other comprehensive income

During the nine months ended September 30, 2017, we recognized a gain, net of tax of $10.5 million on marketable securities, compared to a gain of $82.2 million in the comparative period of 2016, primarily driven by valuation movements in our investment in Pretium.

7.	LIQUIDITY

At September 30, 2017, we had $424.0 million of cash and cash equivalents, an increase of $96.9 million from December 31, 2016. For the nine months ended September 30, 2017, our cash flows from operations were $99.6 million, while $24.9 million was invested in plant and equipment, $17.2 million was invested in capitalized stripping at the Marigold mine and $6.0 million was invested in capitalized development at the Seabee Gold Operation, which will benefit future periods. We also paid $13.0 million for the Chinchillas project option exercise to our joint venture partner. We received $54.4 million from disposal of a portion of our common shares of Pretium.

At September 30, 2017, compared to December 31, 2016, our working capital position increased by $124.1 million to $684.1 million from $559.9 million, mainly due to the restructuring of the export duty liability, positive cash flows from our operations, the increase in our leach pad inventory, and the appreciation in value of our marketable securities. We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at September 30, 2017, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $407.5 million was held in Canada and the United States. At September 30, 2017, we held $17.4 million cash in Argentina, with a significant portion held in U.S. dollars. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

8.	CAPITAL RESOURCES
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

During the second quarter of 2017, we extended the maturity of our $75 million senior secured revolving credit facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25.0 million accordion. As of September 30, 2017, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our Notes do not contain any financial covenants.

As at September 30, 2017, we had 119,700,092 common shares and 3,118,380 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$3.30 and C$28.78 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at November 7, 2017, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	119,840,290
Stock options	2,978,182	3.30 - 28.78	0.16 - 6.40
Fully diluted	122,818,472

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS
We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metals as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2017.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2017, except for the settlement of our export duty claim which resulted in a U.S. dollar liability being converted into an ARS liability. This materially impacts our exposure to ARS but if the ARS devalues against the U.S. dollar, this will reduce our net liability in U.S. dollar terms.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2017, except that, the outstanding liability under the tax moratorium in Argentina, incurs interest based on variable rates with a floor of 1.5% per month. At the current time, we consider this rate of 1.5% to be unlikely to change in the near future.

b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.
Credit risk related to other financial assets Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.
We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at September 30, 2017, is included in section 7.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. There has been no significant change in our risks and uncertainties during the nine months ended September 30, 2017, except for the following:

Differing results from technical studies and reports

Our technical studies and reports, including the recently completed Chinchillas project pre-feasibility study and the Seabee PEA, contain estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to our projects. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition. In addition, the Seabee PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Marigold incident investigation and operation continuity

As previously disclosed, the Marigold mine was shut down due to an incident on October 31, 2017, which resulted in the fatality of two of our employees. MSHA is currently conducting its investigation, and we expect to begin our comprehensive internal investigation once the MSHA investigation is completed. At this time, the final outcome of any such internal or regulatory investigations or reviews, including any potential recommended or required remedial actions, suspensions, enforcement actions or orders and their potential impact on operations or potential penalties, is not known. To the extent that any of the foregoing has an impact on our operations at the Marigold mine or results in significant penalties, it may have a material and adverse effect on our operations, guidance and financial results, both at the Marigold mine and SSR Mining on a consolidated basis.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions other than normal course compensation arrangements with senior management and our Board of Directors during the nine months ended September 30, 2017.

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented in the MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

	Q3	Q2	Q1	Q4	Q3
	2017	2017	2017	2016	2016
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	38,206	51,078	42,435	48,399	39,675
Add: Treatment and refining costs	38	68	36	45	59
Less: By-product revenue	(7)	(15)	(10)	(9)	(14)
Less: Depreciation, depletion and amortization	(11,699)	(14,861)	(11,736)	(12,569)	(9,747)
Cash costs	26,538	36,270	30,725	35,866	29,973

Sustaining capital expenditure	3,855	5,272	3,043	3,271	8,310
Exploration and evaluation costs (sustaining)	1,146	1,538	1,024	1,276	1,145
Reclamation cost	396	396	429	604	433
Capitalized stripping costs	6,056	4,350	6,745	10,171	13,787
AISC	37,991	47,826	41,966	51,188	53,648

Seabee Gold Operation
Cost of sales (B)	24,009	18,419	22,614	18,311	25,088
Add: Treatment and refining costs	34	29	37	20	30
Less: By-product revenue	(19)	(7)	(13)	—	—
Less: Adjustment for fair value at acquisition	—	—	—	—	(2,283)
Less: Depreciation, depletion and amortization	(10,210)	(7,839)	(9,775)	(8,077)	(8,365)
Cash costs	13,814	10,602	12,863	10,254	14,470

Sustaining capital expenditure	799	711	4,760	1,010	579
Capitalized development	1,314	2,165	2,514	2,432	2,104
Exploration and evaluation costs (sustaining)	915	1,355	1,953	598	1,206
Reclamation cost	45	42	78	48	48
AISC	16,887	14,875	22,168	14,342	18,407

Puna Operations (1)
Cost of sales (C)	21,268	18,023	12,767	33,151	19,428
Add: Treatment and refining costs	5,014	3,287	3,349	4,681	5,355
Less: By-product revenue	—	—	(56)	—	—
Less: Inventory NRV write-down	—	—	—	(3,701)	—
Add (Less): Restructuring costs	1,105	(138)	(397)	(5,692)	—
Less: Depreciation, depletion and amortization	(1,928)	(1,895)	(2,426)	(3,713)	(855)
Add: Impact of silver export duty resolution	—	—	4,303	—	—
Cash costs	25,459	19,277	17,540	24,726	23,928
Sustaining capital expenditure	1,006	420	2,261	3,467	3,158
Exploration and evaluation costs (sustaining)	—	—	—	—	—
Reclamation cost	595	580	705	770	743
AISC	27,060	20,277	20,506	28,963	27,829

Cost of sales, per consolidated statement of income (A+B+C)	83,483	87,520	77,816	99,861	84,191

AISC (total for all mines)	81,938	82,978	84,640	94,493	99,884
General and administrative costs	7,043	3,292	7,890	1,203	4,061
Consolidated AISC	88,981	86,270	92,530	95,696	103,945

	Q3	Q2	Q1	Q4	Q3
	2017	2017	2017	2016	2016
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	38,797	57,398	52,500	61,279	47,100
Cash costs per payable gold ounce sold ($/oz)	684	632	585	585	636
AISC per payable gold ounce sold ($/oz)	979	833	799	835	1,139

Seabee Gold Operation
Payable ounces of gold sold (oz)	21,787	17,900	22,400	17,220	21,900
Cash costs per payable gold ounce sold ($/oz)	634	592	574	595	661
AISC per payable gold ounce sold ($/oz)	775	831	990	833	841

Puna Operations (2)
Payable ounces of silver sold (oz)	1,995,217	1,586,270	1,383,541	2,524,343	2,820,419
Cash costs per payable silver ounce sold ($/oz)	12.76	12.15	12.68	9.80	8.48
AISC per payable silver ounce sold ($/oz)	13.56	12.78	14.82	11.47	9.87

Realized gold price ($/oz)	1,270	1,263	1,220	1,243	1,331
Realized silver price ($/oz)	16.77	17.31	17.35	17.14	19.64

Precious metals equivalency
Equivalent payable gold ounces sold (2)	86,930	97,039	94,576	113,308	110,618
Cash costs per equivalent payable gold ounce sold ($/oz)	757	682	646	625	618
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	1,024	889	978	845	940

(1) The data presented for Puna Operations is reported on a 100% basis.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc for Puna Operations as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income attributable to our shareholders

We have included the non-GAAP financial performance measures of adjusted income before tax, adjusted income tax (expense), adjusted net income and adjusted basic earnings per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended September 30
	2017	2016
	$000s	$000s

Income before tax per consolidated statement of income	2,175	40,999
Non-controlling interest	(754)	—
Income before tax attributable to our shareholders	1,421	40,999

Adjusted for:
Business acquisition costs	—	601
Non-cash finance income and expense	3,763	3,932
Non-cash foreign exchange (gain) loss	(2,019)	365
Other items	1,087	(729)
Adjusted income before tax attributable to our shareholders	4,252	45,168

Income tax expense per consolidated statement of income	(354)	(2,957)
Adjusted for:
Change in prior period estimates	489	(2,377)
Other items	—	(2,620)
Adjusted income tax recovery (expense)	135	(7,954)

Adjusted net income attributable to our shareholders	4,387	37,214

Weighted average shares outstanding (000's)	119,591	119,163

Adjusted basic income per share attributable to our shareholders ($)	0.04	0.31

	Nine months ended September 30
	2017	2016
	$000s	$000s

Income before tax per consolidated statement of income	60,651	62,379
Non-controlling interest	(1,183)	—
Income before tax attributable to our shareholders	59,468	62,379

Adjusted for:
Business acquisition costs	—	4,529
Non-cash finance income and expense	11,363	11,597
Impairment reversal	(24,357)
Effect of resolution of export duty settlement	(4,303)	—
Effect of revaluation of reclamation provision	3,578	—
Non-cash foreign exchange (gain) loss	(6,360)	2,730
Other items	3,349	2,761
Adjusted income before tax attributable to our shareholders	42,738	83,996

Income tax expense per consolidated statement of income	(6,035)	(9,554)
Adjusted for:
Tax effects of sale of mineral properties	1,907	(2,700)
Change in prior period estimates	360	(2,377)
Change in tax rate	(2,042)	—
Other items	284	40
Adjusted income tax expense	(5,526)	(14,591)

Adjusted net income attributable to our shareholders	37,212	69,405

Weighted average shares outstanding (000's)	119,512	97,851

Adjusted basic income per share ($) attributable to our shareholders	0.31	0.71

Additional GAAP financial measures - income (loss) from mine operations

Income (loss) from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories, our export duty settlement, VAT and restructuring provisions, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income (loss)

Operating income (loss) represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges/reversals. This measure excludes foreign exchange, interest and other non-operating costs.

Additional GAAP financial measures - working capital

Working capital measure is calculated as current assets less current liabilities.

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2016.

Pronouncements affecting our financial statements presentation or disclosure

No new or amended IFRS pronouncements were adopted during the three months ended September 30, 2017.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in our consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017, are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2016, except for the following accounting estimates:

(i)Export duties on Pirquitas mine

Following the resolution of the export duty claim, we have measured the resulting liability in ARS at net present value of estimated future cash outflows. This required an estimate of the most appropriate discount rate to use for such an ARS liability.

(ii)Mine life extension of the Pirquitas mine

Following our exercise of the option to form the Puna Operations joint venture, and subsequent closure of the transaction, during the nine months ended September 30, 2017, we have re-assessed our estimates for: (a) the recoverable amount of plant assets that were previously impaired; (b) depreciable lives of remaining plant assets; (c) VAT collectibility; (d) supplies inventory usage; and (e) timing of cash flows for our close down and restoration provision. The result of these changes in estimates was an impairment reversal of $24.4 million and a reduction to our close down and restoration provision of $5.4 million.

(iii)Recognition of Puna Operations joint venture

As a result of the formation of the Puna Operations joint venture we were required to recognize the acquired Chinchillas mineral property asset at fair value. The valuation required significant management judgment in determining an appropriate valuation approach, and furthermore significant estimation to determine appropriate assumptions for planned metal production and costs (operating and capital), metal prices, discount rates, VAT recoveries and other working capital movements.

14.	FUTURE ACCOUNTING CHANGES

The following new standards have been issued but are not yet effective:

Revenue from contracts with customers

The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

•	Gold doré or bullion sales – we do not anticipate these sales to be significantly affected by IFRS 15.

•	Metal concentrate sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15.

We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.

Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended September 30, 2017, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; expansion of the Seabee Gold Operation based on the results of the PEA; the PEA representing production growth, improved margins and processing plant performance and low capital investment; timing, amount and duration of future production of gold under the PEA;

our ability to discover new areas of mineralization, to expand Mineral Reserves and to convert Mineral Resources into Mineral Reserves; the timing of awarding construction contracts for the Chinchillas project’s supporting infrastructure; the timing of receipt of permits for construction at the Chinchillas project; expected timing of construction of and ore delivery from the Chinchillas project; the timing of commencement of drilling at the Fisher project; the expected duration of mining of higher clay ore at the Mackay pit; the effects of laws, regulations and government policies affecting our operations or potential future operations; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; the expected devaluation of the Argentine peso; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, the factors identified in the PEA which may affect the Mineral Resource estimate, the Mineral Reserve estimate and the economic analysis under the PEA, the capital and operating cost assumptions identified in the PEA, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.